

07000678



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sesdia Virgin Islands Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7A Crystal Gade
(No. and Street)

St Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973 744 3307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Vélez + Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165, Suite 410, Guaynabo PR 00968
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sesli[illegible] Virgin Islands Securities Inc, as of 31 December, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DIANA POMBO-GONZALEZ
NOTARY P[illegible] OF NEW JERSEY
My Commission Expires Aug [illegible] 2010

Diana Pombo Gonzalez
Notary Public

Thomas Cook
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2006 AND 2005

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS



Horwath Vélez & Co. PSC

Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

We have audited the accompanying balance sheets of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of December 31, 2006 and 2005 and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Horwath Vélez & Co. PSC

February 23, 2007
License No. 16
San Juan, Puerto Rico

Stamp number 2210929 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Current assets:		
Cash	$ 111,307	$ 108,194
Accounts receivable	33,134	23,192
Due from parent	56,434	17,148
Prepaid expenses	12,708	12,205
Total current assets	213,583	160,739
Property and equipment	6,372	11,897
Investment in marketable securities	72,191	68,090
	$ 292,146	$ 240,726

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current liabilities:		
Current portion of long-term debt	$ 2,318	$ 2,269
Accounts payable	12,330	9,664
Accrued liabilities	20,641	16,413
Total current liabilities	35,289	28,346
Long-term debt	6,643	8,933
Stockholders' equity	250,214	203,447
	$ 292,146	$ 240,726

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues	$ 728,607	$ 686,739
Operating expenses:		
Fees and commissions	254,501	280,853
General and administrative	435,236	440,800
Depreciation	5,525	8,955
Total operating expenses	695,262	730,608
Income (loss) from operations	33,345	(43,869)
Other income:		
Interest and dividends	9,321	8,923
Income (loss) before income taxes and comprehensive income (loss)	42,666	(34,946)
Income taxes:		
Current, assuming no carryforward benefits	(7,922)	-
Deferred assets from losses reported	-	5,022
Benefit of loss carryforward	7,922	-
Change in valuation allowance	-	(5,022)
	-	-
Net income (loss)	42,666	(34,946)
Other comprehensive income (loss):		
Net unrealized income (loss) on investment in marketable securities	4,101	(7,786)
Comprehensive income (loss)	$ 46,767	$(42,732)

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common stock	Additional paid-in capital	Retained earnings (accumulated) (deficit)	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2005	$ 41,314	$ 175,995	$ 27,999	$ 871	$ 246,179
Net loss	-	-	(34,946)	-	(34,946)
Other comprehensive loss	-	-	-	(7,786)	(7,786)
Balance at January 1, 2006	41,314	175,995	(6,947)	(6,915)	203,447
Net income	-	-	42,666	-	42,666
Other comprehensive income	-	-	-	4,101	4,101
Balance at December 31, 2006	$ 41,314	$ 175,995	$ 35,719	$(2,814)	$ 250,214

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 42,666	$(34,946)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	5,525	8,955
Increase in:		
Accounts receivable	(9,942)	529
Prepaid expenses	(503)	1,371
Increase in:		
Accounts payable	2,666	(5,886)
Accrued income taxes	-	(644)
Accrued liabilities	4,228	(9,680)
Total adjustments	1,974	(5,355)
Net cash provided by (used in) operating activities	44,640	(40,301)
Cash flows provided by (used in) investing activities; advance from (to) parent and shareholders	(39,286)	6,560
Cash flows from financing activities; principal payments on long-term debt	(2,241)	(2,117)
Net increase (decrease) in cash	3,113	(35,858)
Cash, beginning	108,194	144,052
Cash, ending	$ 111,307	$ 108,194

Supplemental disclosure of cash flows information

Interest paid	$ 399	$ 523

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of business:

The Company (a 95% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business.

Revenues and expenses:

The Company main source of income arise from its commissions earned on purchase and sale of securities. Commissions and related clearing expenses are recorded on a settlement date basis. General and administrative expenses are charged to operations as incurred.

Use of estimates:

The preparation of financial statements in conformity with generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of credit risk:

The Company maintains its cash deposits in high credit financial institutions. Accordingly, the Company's management believes the Company is not exposed to any significant credit risk on it deposits.

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill its obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk do not represent a material risk loss with respect to the Company's financial position as of December 31, 2006.

The Company bills parent for services and payments made on its behalf. The Company foresees no significant credit risk from the realization of the resulting receivable.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash equivalents:

The Company considers short-term highly liquid cash investments purchased with an original maturity of three months or less, to be cash equivalents.

Property and equipment:

Property and equipment are stated at cost. Depreciation is being provided by using the straight-line method over the estimated useful life of the related assets. The Company records impairments losses on long-lived assets used in operations when indicators of impairments are present. Based on current estimates, management does not believe impairment of the operating property is present.

Investment in marketable securities:

The Company classifies the investments in marketable securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. This statement addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. It requires that investments classified as held to maturity be reported at amortized cost, those classified as trading securities be reported at fair value, with unrealized gains and losses included in earnings, and those classified as available for sale be reported at fair value, with unrealized gains and losses, net of taxes, reported as a net amount in other comprehensive income.

Realized gains and losses on sale of these securities are determined using the specific-identification method. Other than temporary impairment, if any, on investments classified as available for sale and held to maturity are reported separately in the statements of income and retained earnings. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis. The new cost basis shall not be changed for subsequent recoveries in fair value. Premium amortization and discount accretion are recognized in interest income using a method, which approximates the interest method over the period to maturity. Investments are classified as current or noncurrent based on the Company's intention to hold the securities and their maturity dates.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006 AND 2005

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Advertising:

Advertising is charge to expense as incurred. Advertising expenses for the years ended December 31, 2006 and 2005 amounted to $6,045 and $12,745, respectively.

Income taxes:

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*. This statement requires an asset and liability approach in accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between tax bases of assets and liabilities and their reported amounts in the financial statements. An allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not, that some portion or all of the deferred tax asset will not be realized. As of December 31, 2006 and 2005, the resulting deferred tax asset from available carryforwards and losses has been fully allowed.

Reclassifications:

Certain 2005 balances have been reclassified to conform to the current year presentation.

2. RELATED PARTIES:

The most significant transactions with related parties consist of the following:

	2006	2005
Management fees charged by Parent Company	$ 32,400	$ 32,400
Allocation of rent expense charged by Parent Company	$ 36,300	$ 55,567

The balance due from parent is due in normal course of business. Said balance is unsecured and bears no interest.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006 AND 2005

3. PROPERTY AND EQUIPMENT:

	2006	2005
Equipment	$ 51,462	$ 51,462
Furniture	26,499	26,499
	77,961	77,961
Less accumulated depreciation	(71,589)	(66,064)
	$ 6,372	$ 11,897

4. INVESTMENT IN MARKETABLE SECURITIES:

The cost, fair value, and unrealized gain (loss) on investment in marketable securities for the years ended December 31, 2006 and 2005 follows:

	Cost	Fair market value	Unrealized gain (loss)
December 31, 2006			
Mutual funds	$ 20,037	$ 17,959	$(2,078)
Preferred stocks	54,968	54,232	(736)
	$ 75,005	$ 72,191	$(2,814)
December 31, 2005			
Mutual funds	$ 20,037	$ 16,721	$(3,316)
Preferred stocks	54,968	51,369	(3,599)
	$ 75,005	$ 68,090	$(6,915)

5. LONG-TERM DEBT:

	2006	2005
Term loan, payable to a financial institution; bearing interest at approximately 4%, due in monthly installments of $220 including interest and collateralized by certain fixed assets through August 2010	$ 8,961	$ 11,202
Less current portion	(2,318)	(2,269)
	$ 6,643	$ 8,933

As of December 31, 2006, the aggregate annual maturities of long-term debt follows:

Year ending December 31,	Amount
2007	$ 2,318
2008	2,402
2009	2,492
2010	1,749
	$ 8,961

6. STOCKHOLDER'S EQUITY:

The Company is authorized to issue 10,000 common stock shares, with no par value. As of December 31, 2006 and 2005, 1,081 shares were outstanding.

7. STOCK PURCHASE ASSISTANCE PLAN:

In February 2003, the Company established a stock purchase plan. This agreement was cancelled in 2005 after 54 shares, net of returns, were issued.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006 AND 2005

8. INCOME TAXES:

The reconciliation between results of operations per financial statements and per tax return follows:

	2006	2005
Net income (loss) before taxes per financial statements	$ 42,666	$(34,946)
Add reconciling items:		
Depreciation	1,903	3,158
Meals and entertainment expense	946	1,214
Contributions	2,500	135
Net income (loss) per tax return	$ 48,015	$(30,439)

The Company has available carryforward losses of approximately $80,968, to offset future taxable income, if any. These losses expire in 2025.

9. RENTAL COMMITMENTS:

The Company leases from Parent Company its office facilities under a noncancelable operating lease agreement expiring August 2010. In addition, under a verbal agreement, the Parent Company charges 80% of the Parent Company's home office rental charges. Rent expense for the years ended December 31, 2006 and 2005 amounted to $36,300 and 55,567, respectively. Future minimum lease payments required under the long-term operating lease agreement at December 31, 2006 are as follows:

Year ended December 31,	Amount
2007	$ 30,000
2008	30,000
2009	30,000
2010	20,000
	$ 110,000

10. EMPLOYEE BENEFIT PLANS:

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2006 and 2005 amounted to $6,185 and $8,374, respectively.



Horwath Vélez & Co. PSC
Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, Virgin Islands

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statement, but Schedules II and III contain information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwath Vélez & Co. PSC

February 23, 2007
License No. 16
San Juan, Puerto Rico

Stamp number 2210933 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - I
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Salaries	$ 126,268	$ 108,742
Management fees	32,400	32,400
Employees benefits	65,879	57,698
Gross receipts taxes	18,379	23,474
Rent	36,300	55,567
Professional fees	29,174	18,446
Payroll taxes	23,754	22,136
Travel	7,186	2,583
Telephone	22,436	25,130
Advertising	6,045	12,745
Dues and subscriptions	14,968	16,098
Supplies	4,455	6,261
Postage	9,190	7,813
Repairs and maintenance	5,667	5,555
Pension plan	6,185	8,374
Meals and entertainment	1,893	2,429
Board meetings	-	3,465
Utilities	9,023	7,091
Training and educations	312	1,762
Insurance	4,763	5,434
Contributions	2,500	135
Equipment lease	3,006	3,067
Bank fees	1,549	1,488
Miscellaneous	3,904	12,907
	$ 435,236	$ 440,800

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - II
SCHEDULES OF COMPUTATION OF NET CAPITAL

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Net capital:		
Total stockholders' equity qualified for net capital	$ 250,214	$ 203,447
Deductions and/or charges:		
Non-allowable assets furniture and equipment	(6,372)	(11,897)
Other assets	(12,708)	(12,205)
Due from parent company	(56,434)	(17,148)
Receivables over 30 days old	(17,821)	(17,328)
	(93,335)	(58,578)
Net capital before haircuts on securities positions	156,879	144,869
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f):		
Trading and investment securities:		
Other securities	(12,323)	(10,214)
Other	-	-
	(12,323)	(10,214)
	$ 144,556	$ 134,655
Aggregate indebtedness:		
Items included in consolidated statement of financial condition	$ -	$ -
Other liabilities	41,932	37,279
	41,932	37,279
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 100%	$ 139,556	$ 129,655
Ratio, aggregate indebtedness of net capital	29%	28%

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - III
SCHEDULES OF COMPLIANCE ITEMS

YEARS ENDED DECEMBER 31, 2006 AND 2005

- No material inadequacies were found during the audit of Seslia Virgin Islands Securities, Inc.
- A Statement of Changes in Liabilities Subordinated to General Creditors was not included in the financial statement presentation, as Seslia Virgin Islands Securities, Inc. did not have any subordinated liabilities to General Creditors at December 31, 2006 and 2005 or during those calendar years.
- Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2006 and 2005 are as follows:

	2006	2005
Unaudited net capital:		
Focus - IIS Report	$ 144,556	$ 134,654

- A statement concerning reserve requirements and information relating to possession or control requirements was not included in the financial statements presentation since Seslia Virgin Islands Securities, Inc. is exempt from this requirement.

END